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                               December 7, 2023

       Eric Mosser
       Chief Executive Officer
       Kaival Brands Innovations Group, Inc.
       4460 Old Dixie Highway
       Grant-Valkaria, Florida 32949

                                                        Re: Kaival Brands
Innovations Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 20,
2023
                                                            File No. 333-275653

       Dear Eric Mosser:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note your disclosure on the cover page and page 66 that GoFire "may be deemed" an underwriter within the
meaning of the Securities Act of 1933. Please revise this disclosure to state that GoFire is
an "underwriter" within the meaning of Section 2(a)(11) of the
                                                        Securities Act. In this
regard, it appears GoFire is engaged in a distribution of the registrant's
securities. Please make conforming revisions on the cover page and in the plan of distribution.
   2. Please provide the information required by Item 507 of Regulation S-K for GoFire and revise the plan of
distribution to clearly indicate GoFire's role in the resale in accordance with Item 508.
 Eric Mosser
FirstName LastNameEric
Kaival Brands InnovationsMosser
                          Group, Inc.
Comapany7,
December  NameKaival
             2023      Brands Innovations Group, Inc.
December
Page 2    7, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Lawrence A. Rosenbloom